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Exhibit 12.1

EDWARDS LIFESCIENCES CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(dollars in millions)
	1999(2)		2000(2)	2001	2002		2003
Fixed Charges:
Interest Expense	$—	(3)	$19.2	$21.6	$10.5		$11.8
Amortization of Debt Issuance Costs	—	(3)	0.8	1.3	1.0		1.4
Estimated Portion of Rental Expenses Deemed to be Equivalent to Interest	0.5		0.3	0.3	0.3		0.7

Total Fixed Charges	$0.5		$20.3	$23.2	$11.8		$13.9

Earnings:
Net income (loss)	$82.0		$(271.7)	$(11.4)	$55.7		$79.0
Plus:
Provision for income taxes	31.0		13.3	1.5	0.3		13.8
Fixed Charges	0.5		20.3	23.2	11.8		13.9
The Cumulative Effect of a Change in Accounting Principle	—		—	1.5	—		—

Total Earnings:	$113.5		$(238.1)	$14.8	$67.8		$106.7

Ratio of Earnings to Fixed Charges:
Total Earnings	$113.5		$(238.1)	$14.8	$67.8		$106.7
Total Fixed Charges	$0.5		$20.3	$23.2	$11.8		$13.9
Ratio(1)	(3)		(4)	(4)	5.7	x	7.7	x

(1)
The ratio of earnings to fixed charges is unaudited for all periods presented.

(2)
Edwards Lifesciences was incorporated on September 10, 1999 as a wholly owned subsidiary of Baxter International Inc. to assume the business and operations of Baxter's CardioVascular Group. Effective March 31, 2000, the business, assets and liabilities of Baxter's CardioVascular Group were transferred to Edwards Lifesciences and its subsidiaries and 100% of its common stock was distributed to the stockholders of Baxter in a tax-free spin-off (the "Distribution"). As a result, the above information for periods prior to April 1, 2000 presents Edwards Lifesciences on a divisional basis as it had historically been operated as a part of Baxter. The information for periods prior to April 1, 2000 has been prepared using Baxter's historical bases in the assets and liabilities and the historical results of operations of Baxter's CardioVascular Group prior to the Distribution. The above information does not necessarily reflect what Edwards Lifesciences' ratios of earnings to fixed charges would have been had it operated as a stand-alone entity during the periods prior to the Distribution.

(3)
Until March 31, 2000 (the date of the Distribution), Edwards Lifesciences was operated as a division of Baxter and its business and operations were therefore funded with monies provided by Baxter.

(4)
For the years ended December 31, 2000 and 2001, fixed charges exceeded earnings by $258.4 million and $8.4 million, respectively.

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  Exhibit 12.1
EDWARDS LIFESCIENCES CORPORATION COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES